GENTEM CAPITAL, LLC

Financial Statements

Year Ended December 31, 2019

CONFIDENTIAL TREATMENT REQUESTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEVELX CAPITAL, LLC (before Gentem Capital, LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

117 NE 1st Ave Suite 3111
(No. and Street)

Miami	FL	33132
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Publio F Velasco 305 7530130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kabat, Schertzer, De la Torre, Taraboulos & Co. LLC
(Name – *if individual, state last, first, middle name*)

9300 S Dadeland Blvd	Miami	FL	33156
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Infante _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
LEVELX CAPITAL, LLC (before Gentem Capital, LLC) _____ , as

of December 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



GLORIA M CABUS
Commission # GG 030413
Expires September 14, 2020
Bonded Thru Troy Fain Insurance 800-385-7019

_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Report of Independent Registered Public Accounting Firm on exemption provision.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GENTEM CAPITAL, LLC
Year Ended December 31, 2019

TABLE OF CONTENTS:

KSDT
ADVISORY | TAX | ASSURANCE CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Gentem Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gentem Capital, LLC (a wholly owned subsidiary of SSA Technologies, LLC) as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gentem Capital, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Gentem Capital, LLC's management. Our responsibility is to express an opinion on Gentem Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gentem Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Gentem Capital, LLC's financial statements. The supplemental information is the responsibility of Gentem Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

We have served as Gentem Capital, LLC's auditor since 2014.

Miami, Florida

March 31, 2020

1

Dadeland Office Park
9300 S. Dadeland Blvd. Suite 60
Miami, FL 33156

www.ksdtcpa.com

Telephone: 305-670-3370
Fax: 305-670-3390

GENTEM CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash in banks	$	19,045
Receivable from broker-dealers and clearing organizations		10,191
Deposits with clearing brokers		548,709
Prepaid expenses and other assets		62,045
Total Assets	$	639,990

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	162,433
Note payable to FINRA		22,456
Accrued expenses		130,069
Total Liabilities		314,958
Member's Equity		325,032
Total Liabilities and Member's Equity	$	639,990

The accompanying notes are an integral part of these financial statements.

GENTEM CAPITAL, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2019

Revenues:		
Commissions and trading income	$	683,555
Other miscellaneous income		20,508
		704,063
Expenses:		
Salaries, commissions and employee benefits		368,214
Occupancy		24,616
Quotations and research		42,814
Professional fees		200,745
Clearing charges		162,830
Other operating expenses		149,811
		949,030
Net loss	$	(244,967)

The accompanying notes are an integral part of these financial statements.

GENTEM CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2019

Balance, beginning of year	$	439,999
Capital contributions		130,000
Net loss		(244,967)
Balance, end of year	$	325,032

The accompanying notes are an integral part of these financial statements.

GENTEM CAPITAL, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2019

Cash flows from operating activities:		
Net loss	$	(244,967)
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Depreciation		-
Changes in operating assets and liabilities:		
Decrease in receivable from broker-dealers and clearing organizations		17,961
Decrease in deposits with clearing brokers		52,491
Decrease in prepaid expenses and other assets		144,690
Decrease in security deposit		1,542
Decrease in short position in marketable securities		(164)
Decrease in accounts payable		(46,115)
Decrease in accrued expenses		(52,243)
Net cash used in operating activities		(126,805)
Cash flows from financing activities:		
Principal payments on notes		
payable to FINRA		(17,702)
Capital contributions		130,000
Net cash used in financing activities		112,298
Net increase in cash		(14,507)
Cash in banks, beginning of year		33,552
Cash in banks, end of year	$	19,045
Supplemental cash flow disclosures:		
Interest paid	$	2,173

The accompanying notes are an integral part of these financial statements.

1.   ORGANIZATION

Gentem Capital, LLC (the "Company")(a wholly-owned subsidiary of SSA Technologies, LLC), formerly known as Global Strategic Investments, LLC is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has been a registered broker dealer since 2002. The majority of the Company's customers are primarily from Latin America. In November 2019, the acquisition of 100% of the Company by SSA Technologies, LLC was approved by FINRA. The Company filed Articles of Amendment on February 14th, 2019 and on November 25th, 2019 changing its name to Gentem Capital, LLC and to LevelX Capital, LLC respectively. On November 20, 2019, the Company sent to FINRA the letter request to approve the Company's name change.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

Cash in Banks
The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments
Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 6. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

Revenue Recognition on Securities Transactions
Revenues for executing customer securities transactions and proprietary securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is the point in time when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Clearing Arrangements
The Company has clearing agreements with Apex Clearing Corporation and had a clearing agreement with Cor Clearing until August of 2018 (the "Clearing Brokers") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Brokers. Pursuant to the respective clearing agreements, the Company is required to maintain a deposit of $501,709 with Apex Clearing and had a requirement of a $47,000 deposit with Cor Clearing. In August of 2018, Cor Clearing terminated the clearing agreement.

Furniture and Equipment
Furniture and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method based upon estimated useful lives ranging from five to seven years.

Repairs and maintenance are expensed as incurred. When furniture or equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in the statement of operations.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2019 and the reported amounts of revenues and expenses and accompanying notes during the year then ended. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, the actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Income Taxes
The Company is treated as a partnership for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its members and taxed depending on the members' tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

The United States Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. Generally, Federal, State and local authorities may examine the Company's tax returns for three years from the date of filing. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2019.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases
In February 2016, the FASB issued ASU 2016-2, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its Statement of Financial Condition. The new guidance was adopted by the Company beginning January 1, 2019, provided they enter into a lease that extends beyond one year.

3. FURNITURE AND EQUIPMENT

Furniture and equipment, net, consisted of the following at December 31, 2019:

Office equipment	$ 62,582
Furniture and fixtures	47,637
	110,219
Less: accumulated depreciation and amortization	(110,219)
	$ -

There was no depreciation and amortization expense for the year ended December 31, 2019.

4. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital equal to the greater of $100,000 or 6 2/3% of Aggregate Indebtedness, as defined, and requires that the ratio of Aggregate Indebtedness to Net Capital shall not exceed 15 to 1. At December 31, 2019, the Company's Net Capital was $215,987 and the Required Net Capital was $100,000. At December 31, 2019, the Company's ratio of Aggregate Indebtedness to Net Capital was 1.46 to 1.

5. RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

The Company clears its customers' transactions on a fully disclosed basis with the Clearing Brokers. Pursuant to respective clearing agreements, the Company is required to maintain a certain minimum capital with the Clearing Brokers, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. The Company complies with the Clearing Brokers' requirements for obtaining collateral from customers. At December 31, 2019, the receivables from broker-dealers and clearing organizations and the deposits with clearing organizations, included in the accompanying statement of financial condition, are due from these brokers.

Notes to Financial Statements (continued)
Year Ended December 31, 2019
CONFIDENTIAL

5. RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS (CONTINUED)

At December 31, 2019, the Company had a net $10,191 due from broker-dealers and clearing organizations, which is shown in the statement of financial condition as a separate item. Additionally, at December 31, 2019, the Company had $548,709 in deposits with clearing brokers.

6. FAIR VALUE MEASUREMENTS

Fair Value Measurements
The Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements and Disclosures ("ASU 820"), establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1   Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2   Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3   Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments

Determination of Fair Value
The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Notes to Financial Statements (continued)
Year Ended December 31, 2019
CONFIDENTIAL

6.   FAIR VALUE MEASUREMENTS (CONTINUED)

As of December 31, 2019, the Company does not own any marketable securities.

7.   COMMITMENTS AND CONTINGENCIES

Operating Leases
The Company is obligated under non-cancelable operating leases for office facilities through 2019. Rent expense for the year ended December 31, 2019 was $24,616. This amount includes the expense for $17,234 for the lease of the previous facility in which the Company operated until September of 2019. The Company moved into premium office space and amenities starting in September 2019 on a month to month basis.

The Company has elected to adopt an exemption from recognition and measurement requirements of FASB ASC-842 for short-term leases. As such, no right-of-use asset or lease liability is recognized in the statement of financial condition for this lease.

Litigation
The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial condition or results of operations.

8.   RELATED PARTY TRANSACTIONS

At December 31, 2019, the Company had $60,045 in commissions payable to an affiliate, which is included in accounts payable in the statement of financial condition.

9.   NOTE PAYABLE TO FINRA

During the year ended December 31, 2015, the Company entered into a settlement agreement with FINRA for $200,000. This settlement resulted from a disciplinary proceeding with respect to certain matters alleged by FINRA. The settlement was fully paid in May 2018. During the year ended December 31, 2017, the Company entered into a new settlement agreement with FINRA for $65,000. The settlement is being paid in equal monthly payments of $1325, including interest at 7.25% per year, and will continue until June 2021.

10. OFF-BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customer's accounts. In addition, the receivable from the clearing broker is pursuant to the clearance agreement.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

11. SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclosure of events that have occurred subsequent to December 31, 2019 through March 31th 2020, which is the date the financial statements, were available to be issued and determined there are no subsequent events that occurred during such period that would require disclosure or would be required to be recognized in the financial statements as of December 31, 2019.

The Company's ongoing profitability may experience instability and estimates included in the financial statements may change due to current political and economic conditions as a result of public health concerns related to the novel coronavirus, or COVID-19. The duration and intensity of these impacts and resulting disruption to which these events effect the Company's business will depend on future developments, which are highly uncertain and cannot be predicted at this time.

SUPPLEMENTARY SCHEDULES

GENTEM CAPITAL, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2019

Net capital		
Total member's equity	$	325,032
Less: non-allowable assets		
Other assets		109,054
		109,054
Net capital before haircuts on securities positions		215,978
Less:		
Securities haircuts		-
Net capital	$	215,978
Aggregate indebtedness	$	314,958
Computed minimum net capital required (6-2/3% of aggregate indebtedness)	$	20,997
Minimum net capital required (under SEC Rule 15c3-1)	$	100,000
Excess net capital	$	115,978
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	95,987
Percentage of aggregate indebtedness to net capital		145.83%

There are no significant differences in the computation of adjusted net capital between the amended unaudited broker-dealer focus report and the audited annual report.

See independent registered public accounting firm's report regarding supplementary information.

GENTEM CAPITAL, LLC

SCHEDULE II
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

The Company claims an exemption from Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2019.

See independent registered public accounting firm’s report regarding supplementary information.

GENTEM CAPITAL, LLC

SCHEDULE III
STATEMENT ON EXEMPTION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE
COMMISSION
AS OF DECEMBER 31, 2019

The Company claims an exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) in that all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2019.

See independent registered public accounting firm's report regarding supplementary information.

KSDT CPA
ADVISORY | TAX | ASSURANCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Gentem Capital, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Gentem Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Gentem Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (exemption provisions) and (2) Gentem Capital, LLC stated that Gentem Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Gentem Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gentem Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

March 31, 2020

Dadeland Office Park
9300 S. Dadeland Blvd. Suite 60
Miami, FL 33156

www.ksdtcpa.com

Telephone: 305-670-3370
Fax: 305-670-3390

GENTEM CAPITAL, LLC

Exemption Report pursuant to SEC Rule 17a-5

For the Year Ended December 31, 2019

GENTEM CAPITAL, LLC operates pursuant to paragraph (k) (2) (ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provision for the year ended December 31, 2019, without exception.

_____

Chris Infante, CEO

Chief Executive Officer